UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2020

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Jingke Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐                    No  ☒

EXPLANATORY NOTE

JinkoSolar Holding Co., Ltd. is furnishing this Form 6-K/A (the “Amended Report”) to amend the Form 6-K dated November 27, 2020 (the “Original Report”) by (i) replacing the Notice of Annual General Meeting furnished as Exhibit 99.3 to the Original Report in its entirety with the updated Notice of Annual General Meeting furnished as Exhibit 99.3 hereto, (ii) replacing the Form of Proxy for the Annual General Meeting furnished as Exhibit 99.4 to the Original Report in its entirety with the updated Form of Proxy for the Annual General Meeting furnished as Exhibit 99.4 hereto, and (iii) adding the press release furnished as Exhibit 99.5 hereto. No other change to the Original Report is made by this Amended Report.

EXHIBIT INDEX

Number	Description of Document
99.1*	Press Release
99.2*	Press Release
99.3	Notice of Annual General Meeting
99.4	Form of Proxy for the Annual General Meeting
99.5	Press Release

* previously furnished

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Haiyun (Charlie) Cao
Name:	Haiyun (Charlie) Cao
Title:	Director and Chief Financial Officer

Date: December 10, 2020